UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):           ☐    Form 10-K   ☐    Form 20-F  ☐    Form 11-K   ☒    Form 10-Q   ☐    Form 10-D   ☐    Form N-SAR

  ☐    Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

TechPrecision Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

1 Bella Drive

Westminster, Massachusetts 01473

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)         The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c)         The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

As previously disclosed, the registrant completed the acquisition of STADCO, a California corporation, on August 25, 2021 (the “Acquisition”). This led to previously disclosed delays in preparing and finalizing the financial statements for the fiscal year ended March 31, 2022, resulting in the registrant filing its Annual Report on Form 10-K containing such financial statements on August 10, 2022. That delay dramatically shortened the period of time during which the registrant could prepare and finalize its financial statements for quarter ended June 30, 2022, resulting in the filing of the registrant’s Quarterly Report on Form 10-Q for its first fiscal quarter on September 15, 2022, which again shortened the period of time during which the registrant could prepare its financial statements and disclosures for the quarter ended September 30, 2022. Not only did the Acquisition result in the registrant having to consolidate the financial information of the business acquired into its financial statements and notes related thereto, as well as the adoption of a segment reporting structure, but the Acquisition also resulted in a number of significant operational changes for the registrant, including changes in the industries and geographies in which the Company operates. These factors have together resulted in the registrant being unable to file the Form 10-Q for the fiscal quarter ended September 30, 2022 within the prescribed time. The registrant expects that the financial statements and requisite review will be completed and the Form 10-Q finalized in order to file the report within the 5-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Thomas Sammons	(978)	874-0591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒         No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TechPrecision Corporation (the “Company”) anticipates that, due to the Acquisition, there will be a significant change in results of operations from the quarterly and six months period ended September 30, 2021. The Company expects to report that net sales for the three and six months ended September 30, 2022 were approximately $8.5 million and $15.6 million, respectively. The Company expects to report that selling, general and administrative expenses for the three and six months ended September 30, 2022 were approximately $1.8 million and $3.2 million, respectively. The Company expects to report net income of $0.4 million and a net loss of $0.1 million for the three and six months ended September 30, 2022, respectively.

All financial results for the three and six months ended September 30, 2022 included above are preliminary, have not been reviewed or audited, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company’s full third quarter results, do not present all information necessary for an understanding of the Company’s financial performance as of and for the three and six months ended September 30, 2022 and should not be considered final until the Company files its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022. During the course of the preparation of the Company’s financial statements as of and for the three and six months ended September 30, 2022, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this filing, including statements regarding our preliminary financial results for the three and six months ended September 30, 2022, expectations about the timing of the completion of the Company’s financial statements for the fiscal quarter ended September 30, 2022, our future financial position, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

TechPrecision Corporation

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ Thomas Sammons
Thomas Sammons, Chief Financial Officer